Press Release
Source: Odd Job Stores, Inc.

ODD JOB STORES ANNOUNCES FURNER AS INTERIM CHIEF EXECUTIVE OFFICER

Tuesday December 3, 8:49 pm ET

SOUTH PLAINFIELD, N.J.--(BUSINESS WIRE)--Dec. 3, 2002--Odd Job Stores, Inc. (Nasdaq:ODDJ - News), today announced the appointment of Steve Furner as interim Chief Executive Officer. Furner replaces Peter Hayes who resigned from the Company and its Board of Directors to pursue other interests. The Company has engaged a retail search firm to recruit a permanent Chief Executive Officer.

Mr. Furner, on behalf of the Company and its Board of Directors, said "We would like to thank Mr. Hayes for leading the Company's strategic repositioning to a stand-alone retailer and for directing the relocation of its corporate office to its current location in South Plainfield, NJ."

Mr. Furner has been a member of the Odd Job Stores, Inc.'s Board of Directors since June 2002 and has been providing consulting services to the Company since then. Mr. Furner's background includes 35 years in retailing of which 21 years were with Wal-Mart Stores, Inc. Prior to his retirement from Wal-Mart in 1998, he served as President and Chief Operating Officer of Wal-Mart Argentina. Since then, he has been Vice President of Alliance Consulting advising retail companies on their strategic initiatives and operating programs.

Odd Job Stores, Inc. is a major closeout retailer operating stores in New York, New Jersey, Connecticut, Pennsylvania, Delaware, Ohio, Kentucky and Michigan under the names "Odd Job", "Odd Job Trading", and "Mazel's". The Company changed its corporate name to "Odd Job Stores, Inc." in June of this year and will change the name of its 12 stores operating under the Mazel name over the next several years. Company information is available on the Internet at www.oddjobstores.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, (i) the Company's continuing execution of its plan to restore its retail stores to profitability; (ii) the ability to purchase sufficient quality closeout and other merchandise at acceptable terms; and (iii) the ability of the Company to attract and retain qualified management and store personnel. Please refer to the Company's SEC filings for further information.


Contact:
     Odd Job Stores, Inc.
     Ed Cornell, 908/222-1000, extension 285